UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. __)*

                                PLAYTEX PRODUCTS, INC.
                                   (Name of Issuer)

                                     Common Stock
                            (Title of Class of Securities)

                                     72813P-10-0
                                    (CUSIP Number)

                                  Donald S. Scherer
                   Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
                              A Professional Corporation
                         Three Embarcadero Center, Suite 700
                               San Francisco, CA  94111
                                    (415) 434-1600
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  February 18, 1997
                            (Date of Event which Requires
                              Filing of this Statement)






     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                     Page 1 of 21
                           Exhibit Index Located on Page 20






     CUSIP NO. 72813P-10-0           SCHEDULE 13D                   Page 2 of 21


       1   Name of Reporting Person              STINSON CAPITAL PARTNERS, L.P.

           IRS Identification No. of Above Person                    94-3232358

       2   Check the Appropriate Box if a Member of a Group            (a) [x]

                                                                       (b) [x]
       3   SEC USE ONLY


       4   Source of Funds                                                   WC


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                      California



                          7    Sole Voting Power                         -0-

         NUMBER OF        8    Shared Voting Power                   2,736,500*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              2,736,500*


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                         2,736,500*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]


       13   Percent of Class Represented by Amount in Row 11              5.4%*


       14   Type of Reporting Person                                         PN


     *   See Item 5 below.






     CUSIP NO. 72813P-10-0           SCHEDULE 13D                   Page 3 of 21


       1   Name of Reporting Person                BK CAPITAL PARTNERS IV, L.P.

           IRS Identification No. of Above Person                    94-3139027

       2   Check the Appropriate Box if a Member of a Group           (a)  [x]

                                                                      (b)  [x]
       3   SEC USE ONLY


       4   Source of Funds                                                   WC


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                      California



                          7    Sole Voting Power                         -0-

         NUMBER OF        8    Shared Voting Power                   2,736,500*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              2,736,500*


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                         2,736,500*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]


       13   Percent of Class Represented by Amount in Row 11              5.4%*


       14   Type of Reporting Person                                         PN


     *   See Item 5 below






     CUSIP NO. 72813P-10-0           SCHEDULE 13D                   Page 4 of 21


       1   Name of Reporting Person            THE CARPENTERS PENSION TRUST
                                               FOR SOUTHERN CALIFORNIA

           IRS Identification No. of Above Person                    94-6042875

       2   Check the Appropriate Box if a Member of a Group            (a)  [x]

                                                                       (b)  [x]
       3   SEC USE ONLY


       4   Source of Funds                                                   WC


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                          [ ]

       6   Citizenship or Place of Organization                      California



                          7    Sole Voting Power                         -0-

         NUMBER OF        8    Shared Voting Power                   2,736,500*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              2,736,500*


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                         2,736,500*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]


       13   Percent of Class Represented by Amount in Row 11              5.4%*


       14   Type of Reporting Person                                         EP


     *   See Item 5 below.






     CUSIP NO. 72813P-10-0           SCHEDULE 13D                   Page 5 of 21


       1   Name of Reporting Person        UNITED BROTHERHOOD OF CARPENTERS
                                           AND JOINERS OF AMERICA LOCAL UNIONS
                                           AND COUNCILS PENSION FUND

           IRS Identification No. of Above Person                    52-6075035

       2   Check the Appropriate Box if a Member of a Group            (a) [x]

                                                                       (b) [x]
       3   SEC USE ONLY


       4   Source of Funds                                                   WC


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)[                        [ ]

       6   Citizenship or Place of Organization                Washington, D.C.



                          7    Sole Voting Power                         -0-

         NUMBER OF        8    Shared Voting Power                   2,736,500*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              2,736,500*


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                         2,736,500*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]


       13   Percent of Class Represented by Amount in Row 11              5.4%*


       14   Type of Reporting Person                                         EP

     *   See Item 5 below.






     CUSIP NO. 72813P-10-0           SCHEDULE 13D                   Page 6 of 21


       1   Name of Reporting Person                INSURANCE COMPANY SUPPORTED
                                                   ORGANIZATIONS PENSION PLAN

           IRS Identification No. of Above Person                    13-6284703

       2   Check the Appropriate Box if a Member of a Group           (a)  [x]

                                                                      (b)  [x]
       3   SEC USE ONLY


       4   Source of Funds                                                   WC


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                      California



                          7    Sole Voting Power                         -0-

         NUMBER OF        8    Shared Voting Power                   2,736,500*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              2,736,500*


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                         2,736,500*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]


       13   Percent of Class Represented by Amount in Row 11              5.4%*


       14   Type of Reporting Person                                         EP


     *   See Item 5 below.






     CUSIP NO. 72813P-10-0           SCHEDULE 13D                   Page 7 of 21


       1   Name of Reporting Person          RICHARD C. BLUM & ASSOCIATES, L.P.

           IRS Identification No. of Above Person                    94-3205364

       2   Check the Appropriate Box if a Member of a Group           (a)  [x]

                                                                      (b)  [x]
       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                      California



                          7    Sole Voting Power                       -0-

         NUMBER OF        8    Shared Voting Power                   2,736,500*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                   -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              2,736,500*


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                         2,736,500*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]


       13   Percent of Class Represented by Amount in Row 11              5.4%*


       14   Type of Reporting Person                                     PN, IA


     *   See Item 5 below.






     CUSIP NO. 72813P-10-0           SCHEDULE 13D                   Page 8 of 21


       1   Name of Reporting Person          RICHARD C. BLUM & ASSOCIATES, INC.

           IRS Identification No. of Above Person                    94-2967812

       2   Check the Appropriate Box if a Member of a Group           (a)  [x]

                                                                      (b)  [x]
       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                      California



                          7    Sole Voting Power                       -0-

         NUMBER OF        8    Shared Voting Power                   2,736,500*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                   -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              2,736,500*


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                         2,736,500*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]


       13   Percent of Class Represented by Amount in Row 11              5.4%*


       14   Type of Reporting Person                                         CO


     *   See Item 5 below.






     CUSIP NO. 72813P-10-0           SCHEDULE 13D                   Page 9 of 21


       1   Name of Reporting Person                             RICHARD C. BLUM

           S.S. No. of Above Person                                 ###-##-####

       2   Check the Appropriate Box if a Member of a Group           (a)  [x]

                                                                      (b)  [x]
       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                             USA



                          7    Sole Voting Power                           -0-*

         NUMBER OF        8    Shared Voting Power                   2,736,500*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                      -0-*
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              2,736,500*


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                         2,736,500*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]


       13   Percent of Class Represented by Amount in Row 11              5.4%*


       14   Type of Reporting Person                                         IN


     *   See Item 5 below.






     CUSIP NO. 72813P-10-0           SCHEDULE 13D                  Page 10 of 21

             Item 1.  Security and Issuer

             This Schedule 13D relates to shares of common stock (the "Common Stock") of Playtex Products, Inc. (the "Issuer"). The principal executive office and mailing address of the Issuer is 300 Nyala Farms Road, Westport, CT 06880.

             Item 2. Identity and Background

             This Schedule 13D is filed on behalf of Stinson Capital Partners L.P., a California limited partnership ("Stinson"); BK Capital Partners IV, L.P., a California limited partnership ("BK IV"); The Carpenters Pension Trust for Southern California (the "Carpenters Trust"); United Brotherhood of Carpenters and Joiners of America Local Unions and Councils Pension Fund ("UBC"); Insurance Company Supported Organizations Pension Plan ("ICSOPP"); Richard C. Blum & Associates, L.P., a California limited partnership ("RCBA L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. (collectively, the "Reporting Persons").

             Stinson and BK IV are each a California limited partnership whose principal business is investing in securities, and whose principal office is located at 909 Montgomery Street, Suite 400, San Francisco, California 94133. RCBA L.P. is the sole general partner of Stinson and BK IV and an investment adviser to the Carpenters Trust, UBC and ICSOPP.

             RCBA L.P. is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory and financial consulting services. RCBA L.P. is a registered investment adviser with the Securities and Exchange Commission and with the State of California. The sole general partner of RCBA L.P. is RCBA Inc. The principal business office address of RCBA L.P. and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:


                                                              Principal
              Name and                              Citizen-  Occupation
              Office Held      Business Address       ship    or Employment

              Richard C. Blum  909 Montgomery St.     USA     President and
              President,       Suite 400                      Chairman, RCBA
              Chairman and     San Francisco, CA              L.P.
              Director






     CUSIP NO. 72813P-10-0           SCHEDULE 13D                  Page 11 of 21


                                                              Principal
              Name and                              Citizen-  Occupation
              Office Held      Business Address       ship    or Employment

              Nils Colin Lind  909 Montgomery St.    Norway   Managing
              Managing         Suite 400                      Director, RCBA
              Director,        San Francisco, CA              L.P.
              Assistant
              Secretary and
              Director

              Jeffrey W.       909 Montgomery St.     USA     Managing
              Ubben            Suite 400                      Director of
              Managing         San Francisco, CA              Investments,
              Director of                                     RCBA L.P.
              Investments

              Alexander L.     909 Montgomery St.     USA     Managing
              Dean, Jr.        Suite 400                      Director of
              Managing         San Francisco, CA              Investments,
              Director of                                     RCBA L.P.
              Investments and
              Director

              George F.        909 Montgomery St.     USA     Managing
              Hamel, Jr.       Suite 400                      Director of
              Managing         San Francisco, CA              Marketing,
              Director of                                     RCBA L.P.
              Marketing

              John H.          909 Montgomery St.     USA     Managing
              Steinhart        Suite 400                      Director and
              Managing         San Francisco, CA              Chief
              Director, Chief                                 Administrative
              Administrative                                  Officer, RCBA
              Officer and                                     L.P.
              Secretary

              Marc T.          909 Montgomery St.     USA     Managing
              Scholvinck       Suite 400                      Director and
              Managing         San Francisco, CA              Chief
              Director, Chief                                 Financial
              Financial                                       Officer, RCBA
              Officer and                                     L.P.
              Assistant
              Secretary

              Michael Kane     909 Montgomery St.     USA     Managing
              Managing         Suite 400                      Director of
              Director of      San Francisco, CA              Investments,
              Investments                                     RCBA L.P.






     CUSIP NO. 72813P-10-0           SCHEDULE 13D                  Page 12 of 21


                                                              Principal
              Name and                              Citizen-  Occupation
              Office Held      Business Address       ship    or Employment

              Thomas L.        40 Wall Street         USA     Chairman, Loeb
              Kempner          New York, NY                   Partners
              Director         10005                          Corporation,
                                                              Investment
                                                              Banking
                                                              Business

             The Carpenters Trust is a trust governed by a board of trustees. Its principal office is located at 520 South Virgil Avenue, 4th Floor, Los Angeles, California 90020. The names of the trustees of the Carpenters Trust, their addresses, citizenship and principal occupation are as follows:

                                                             Principal
             Name and                               Citizen- Occupation
             Office Held     Business Address         ship   or Employment


             Cartes Conyers, 4719 Exposition           USA   President,
             Jr., Trustee    Boulevard                       Richard Lane
                             Los Angeles, CA 90016           Company
             Kim Fromer,     22225 Acorn Street        USA   President,
             Trustee         Chatsworth, CA 91311            Fromer Inc.

             Richard Harris, 292 N. Wilshire Avenue    USA   General
             Trustee         Anaheim, CA 92801               Manager,
                                                             Wesseln
                                                             Construction
                                                             Co., Inc.
             Ralph Larison,  1925 Water Street         USA   President,
             Trustee         Long Beach, CA 90802            Connolly-
                                                             Pacific Co.

             Bert Lewitt,    2901 28th Street          USA   President,
             Trustee         Santa Monica, CA 90405          Morley
                                                             Construction
                                                             Co.

             Ronald N.       15901 Olden Street        USA   President,
             Tutor,          Sylmar, CA 91342                Tutor-Saliba
             Co-Chairman,                                    Corporation
             Trustee

             J.D. Butler,    412 Dawson Drive          USA   Executive
             Trustee         Camarillo, CA 93010             Secretary, Gold
                                                             Coast District
                                                             Council of
                                                             Carpenters






     CUSIP NO. 72813P-10-0           SCHEDULE 13D                  Page 13 of 21


                                                             Principal
             Name and                               Citizen- Occupation
             Office Held     Business Address         ship   or Employment

             James K.        520 South Virgil          USA   Secretary-
             Bernsen,        Avenue                          Treasurer,
             Trustee         Los Angeles, CA 90020           Southern
                                                             California-
                                                             Nevada Regional
                                                             Council of
                                                             Carpenters

             Douglas J.      520 South Virgil          USA   General
             McCarron,       Avenue                          President, UBC
             Trustee         Los Angeles, CA 90020

             Bill Perry,     520 South Virgil          USA   Retired
             Trustee         Avenue
                             Los Angeles, CA 90020
             Buddy Self,     911 20th Street           USA   Financial
             Trustee         Bakersfield, CA 93301           Secretary,
                                                             Carpenters
                                                             Local Union 743

             UBC is a trust governed by a board of trustees. Its principal office is located at 101 Constitution Avenue, N.W., Washington, DC 20001. The name, address, citizenship and principal occupation of the executive officers and trustees are as follows:

                                                               Principal
             Name and                                Citizen-  Occupation
             Office Held       Business Address        ship    or Employment

             Douglas J.        520 South Virgil         USA    General
             McCarron,         Avenue                          President, UBC
             General           Los Angeles, CA 90020
             President and
             Trustee

             Douglas J.        101 Constitution         USA    First General
             Banes, First      Avenue, N.W.                    Vice
             General Vice      Washington, D.C.                President, UBC
             President and     20001
             Trustee

             Andres J.         101 Constitution         USA    Second General
             Silins, Second    Avenue, N.W.                    Vice
             General Vice      Washington, D.C.                President, UBC
             President and     20001
             Trustee






     CUSIP NO. 72813P-10-0           SCHEDULE 13D                  Page 14 of 21


                                                               Principal
             Name and                                Citizen-  Occupation
             Office Held       Business Address        ship    or Employment

             Byron G. Black    150 Cambria Road         USA    Business
                               North                           Representative
                               Goderich, Ontario               Carpenters
                               N7A 2R1                         Local Union
                                                               2222

             Kenneth H. Busch  130 Tri-County           USA    Secretary and
                               Parkway, Suite 403              Business
                               Cincinnati, OH 45246            Manager
                                                               Southwest Ohio
                                                               District
                                                               Council of
                                                               Carpenters

             Jim R. Green      448 Hegenberger Road     USA    Executive
                               Oakland, CA 94621-              Secretary
                               1418                            Bay Counties
                                                               District
                                                               Council of
                                                               Carpenters


             ICSOPP is a trust, governed by a board of trustees. The principal administrative office of ICSOPP is located at 1130 Connecticut Avenue, N.W., Washington, D.C. 20036. The name, business address, citizenship and principal occupation of each of the trustees and executive officers of ICSOPP are as follows:

                                                                Principal
             Name and                                 Citizen-  Occupation
             Office Held        Business Address        ship    or Employment


             Robert E. Vagley,  American Insurance      USA     President,
             Fiduciary          Association                     American
                                1130 Connecticut                Insurance
                                Avenue, N.W.                    Association
                                Washington, DC
                                20036

             Fred R. Marcon,    Insurance Services      USA     President,
             Fiduciary          Office                          Insurance
                                7 World Trade                   Services
                                Center                          Office
                                New York, NY 10048






     CUSIP NO. 72813P-10-0           SCHEDULE 13D                  Page 15 of 21


                                                                Principal
             Name and                                 Citizen-  Occupation
             Office Held        Business Address        ship    or Employment

             Gail P. Norstrom,  Industrial Risk         USA     President &
             Fiduciary          Insurers                        CEO,
                                85 Woodland Street              Industrial
                                Hartford,                       Risk Insurers
                                Connecticut 06102

             A. James Brodsky,  Insurance Company       USA     Director,
             Director           Supported                       Insurance
                                Organizations                   Company
                                Pension Plan and                Supported
                                Trust                           Organizations
                                1130 Connecticut                Pension Plan
                                Avenue, N.W.                    and Trust
                                Washington, DC
                                20036

                                         *   *   *

             To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             Item 3. Source and Amount of Funds or Other Consideration

             The source of funds for the purchases of securities was the working capital of the Reporting Persons.

             Item 4. Purpose of Transaction

             The Reporting Persons acquired the securities of the Issuer in the ordinary course of their business, which is an investment business. In the ordinary course of that business, the Reporting Persons may discuss from time to time with representatives of the Issuer and with selected shareholders of the Issuer ideas that the Reporting Persons believe might enhance shareholder value, including ideas that might, if effected, result in any of the following: the acquisition by persons of additional securities of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer. Depending upon market conditions






     CUSIP NO. 72813P-10-0           SCHEDULE 13D                  Page 16 of 21

             and other factors, the Reporting Persons may acquire additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise. Alternatively, depending upon market conditions and other factors, the Reporting Persons may, from time to time, dispose of some or all of the securities of the Issuer that they own beneficially.

             Other than as set forth in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a)-(j) of Item 4 of Schedule 13D, or any agreement regarding such matters, although they may in the future take actions that would have such consequences.

             Item 5. Interest in Securities of the Issuer

             (a), (b) According to information furnished to the Reporting Persons by the Issuer, there were 50,896,068 shares of Common Stock issued and outstanding as of February 19, 1997. Based on such information, after taking into account the transactions described in Item 5(c) below, the following Reporting Persons report the following direct holdings and corresponding percentage interests in the Common Stock:

                                                  Shares of
                                                    Common     Percentage
              Name                               Stock Owned      Owned
              Stinson                              300,800        0.6%

              BK IV                                149,800        0.3%

              Carpenters Trust                   1,752,300        3.4%
              UBC                                  234,500        0.5%

              ICSOPP                               278,500        0.5%
                                                 _________        ____
                      Total                      2,715,900        5.3%
                                                 =========        ====

             In addition, because RCBA L.P. has voting and investment power with respect to 20,600 shares that are legally owned by The Common Fund for the account of its Equity Fund ("The Common Fund"), those shares are reported as beneficially owned by RCBA L.P. The Common Fund is principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 450 Post Road East, Westport, Connecticut 06881-0909. The Common Fund disclaims membership in a group with any of the Reporting Persons, and disclaims beneficial ownership of any shares held by the Reporting Persons.






     CUSIP NO. 72813P-10-0           SCHEDULE 13D                  Page 17 of 21

             Voting and investment power with respect to the above shares are held solely by RCBA L.P. The Reporting Persons therefore may be deemed to be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 2,736,500 shares of the Common Stock, which is 5.4% of the outstanding Common Stock. As the sole general partner of RCBA L.P., RCBA Inc. is deemed the beneficial owner of the securities over which RCBA L.P has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc. is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc.

             (c) During the last 60 days, the Reporting Persons purchased the following shares of Common Stock on the open market:


                     Name          Trade Date      Shares   Price/Share

             Stinson                02/18/97       32,500      9.6667
                                    02/20/97       21,500      9.5625
                                    02/21/97       17,100      9.3750
                                    02/24/97       15,600      9.7870

             BK IV                                   None

             Carpenters Trust       02/18/97       17,600      9.6667
                                    02/20/92       11,500      9.5625
                                    02/21/97        8,700      9.3750
                                    02/24/97        8,500      9.7870
             UBC                    02/18/97       13,200      9.6667
                                    02/20/92        8,500      9.5625
                                    02/21/97        6,000      9.3750
                                    02/24/97        6,300      9.7870

             ICSOPP                 02/18/97        6,200      9.6667
                                    02/20/92        4,000      9.5625
                                    02/21/97        2,600      9.3750
                                    02/24/97        2,900      9.7870
             The Common Fund        02/18/97        5,500      9.6667
                                    02/19/97        3,100      9.7500
                                    02/20/92        4,500      9.5625
                                    02/21/97        3,600      9.3750
                                    02/24/97        3,900      9.7870


             (d) and (e)   Not applicable.






     CUSIP NO. 72813P-10-0           SCHEDULE 13D                  Page 18 of 21

             Item 6. Contracts, Arrangements, Understandings or
                     Relationships with Respect to Securities of the Issuer

             None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


             Item 7. Material to be Filed as Exhibits

             Exhibit A       Joint Filing Undertaking.






     CUSIP NO. 72813P-10-0           SCHEDULE 13D                  Page 19 of 21

                                       Signatures

             After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

             DATED:  February 25, 1997

             STINSON CAPITAL PARTNERS, L.P.    RICHARD C. BLUM & ASSOCIATES,
             BK CAPITAL PARTNERS IV, L.P.      L.P.

             By   Richard C. Blum &            By   Richard C. Blum &
                  Associates, L.P., its             Associates, Inc., its
                  General Partner                   General Partner

                By   Richard C. Blum &
                     Associates, Inc., its     By   /s/John H. Steinhart
                     General Partner                __________________________
                                                    John H. Steinhart,
                     By /s/ John H. Steinhart       Managing Director, Chief
                     ________________________       Administrative Officer and
                     John H. Steinhart,             Secretary
                     Managing Director,
                     Chief Administrative
                     Officer and Secretary     RICHARD C. BLUM & ASSOCIATES,
                                               INC.
             THE CARPENTERS PENSION TRUST
             FOR SOUTHERN CALIFORNIA             By   /s/John H. Steinhart
                                                 ___________________________
             UNITED BROTHERHOOD OF               John H. Steinhart,
             CARPENTERS AND JOINERS OF           Managing Director, Chief
             AMERICA LOCAL UNIONS AND            Administrative Officer and
             COUNCILS PENSION FUND               Secretary

             INSURANCE COMPANY SUPPORTED       /s/ John H. Steinhart
             ORGANIZATION PENSION PLAN         ______________________________
                                               RICHARD C. BLUM
             By   Richard C. Blum &
                  Associates, L.P., its        By   John H. Steinhart
                  Investment Advisor                Attorney-in-Fact

                By   Richard C. Blum &
                     Associates, Inc., its
                     General Partner

                  By   /s/John H. Steinhart
                     _______________________
                     John H. Steinhart,
                     Managing Director,
                     Chief Administrative
                     Officer and Secretary






     CUSIP NO. 72813P-10-0           SCHEDULE 13D                  Page 20 of 21

                                     INDEX TO EXHIBITS


                                                               Sequentially
             Item           Description                        Numbered Page

             Exhibit A      Joint Filing Undertaking                21






     CUSIP NO. 72813P-10-0           SCHEDULE 13D                  Page 21 of 21

                                         EXHIBIT A
                                 JOINT FILING UNDERTAKING

             The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-names parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Amendment jointly on behalf of each of such parties.

             DATED:  February 25, 1997

             STINSON CAPITAL PARTNERS, L.P.    RICHARD C. BLUM & ASSOCIATES,
             BK CAPITAL PARTNERS IV, L.P.      L.P.

             By   Richard C. Blum &            By   Richard C. Blum &
                  Associates, L.P., its             Associates, Inc., its
                  General Partner                   General Partner

                By   Richard C. Blum &           By   /s/John H. Steinhart
                     Associates, Inc., its          __________________________
                     General Partner                John H. Steinhart,
                                                    Managing Director, Chief
                  By   /s/John H. Steinhart         Administrative Officer and
                     _______________________        Secretary
                     John H. Steinhart,
                     Managing Director,
                     Chief Administrative      RICHARD C. BLUM & ASSOCIATES,
                     Officer and Secretary     INC.

             THE CARPENTERS PENSION TRUST      By   /s/John H. Steinhart
             FOR SOUTHERN CALIFORNIA             ___________________________
             UNITED BROTHERHOOD OF               John H. Steinhart,
             CARPENTERS AND JOINERS OF           Managing Director, Chief
             AMERICA LOCAL UNIONS AND            Administrative Officer and
             COUNCILS PENSION FUND               Secretary
             INSURANCE COMPANY SUPPORTED
             ORGANIZATION PENSION PLAN         /s/ John H. Steinhart
                                               ______________________________
             By   Richard C. Blum &            RICHARD C. BLUM
                  Associates, L.P., its
                  Investment Adviser           By   John H. Steinhart
                                                    Attorney-in-Fact
                By   Richard C. Blum &
                     Associates, Inc., its
                     General Partner

                  By   /s/John H. Steinhart
                     _______________________
                     John H. Steinhart,
                     Managing Director,
                     Chief Administrative
                     Officer and Secretary